UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 17, 2026

Silicon Valley Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43030	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

228 Hamilton Avenue, 3rd Floor Palo Alto,California	94301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 206-8315

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	SVAQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SVAQ	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 17, 2026, Silicon Valley Acquisition Corp., a Cayman Islands exempted company (which will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“SVAQ”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among SVAQ, SVAQ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SVAQ (“Merger Sub”), and EigenQ, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Company”). After giving effect to the Merger, the Company will be a wholly-owned subsidiary of SVAQ. The transactions contemplated by the Business Combination Agreement are referred to herein collectively as the “Business Combination.” The Company, Merger Sub, and SVAQ are referred to herein individually as a “Party” and, collectively, as the “Parties.” The combined company’s business will continue to operate through the Company. This Report on Form 8-K (this “Report”) provides a summary of the Business Combination Agreement and the other agreements entered into in connection with the Business Combination. The descriptions of these agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of such agreements, copies of which are filed as Exhibits 2.1, 10.1, and 10.2 to this Report and are incorporated by reference into this Report.

The Business Combination Agreement and the Business Combination were approved by the board of directors of SVAQ and the board of directors of the Company.

Business Combination Agreement

The below description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties, and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about SVAQ, the Company, or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants, and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants, and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants, and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations, warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in SVAQ’s or the Company’s public disclosures.

The Domestication

At least one (1) business day prior to the Closing Date (as defined below), SVAQ will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation (“Domesticated SVAQ”) in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended, and Part 12 of the Companies Act (as revised) of the Cayman Islands (such continuation and domestication, the “Domestication”).

By virtue of the Domestication upon its effectiveness, (a) each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of SVAQ (each a “Class A Ordinary Share”) shall convert automatically, on a one-for-one basis, into one (1) share of common stock of Domesticated SVAQ (the “Domesticated Purchaser Common Stock”); (b) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of SVAQ (each a “Class B Ordinary Share”) shall convert automatically, on a one-for-one basis, into one (1) share of Domesticated Purchaser Common Stock; (c) each then issued and outstanding warrant of SVAQ shall convert automatically into a warrant to acquire one (1) share of Domesticated Purchaser Common Stock (each a “Domesticated Purchaser Warrant”), pursuant to the SVAQ Warrant Agreement (as defined in the Business Combination Agreement); and (d) each then issued and outstanding Cayman Purchaser Unit shall be cancelled and will thereafter entitle the holder thereof to one (1) share of Domesticated Purchaser Common Stock and one-half of one (1) Domesticated Purchaser Warrant, in each case without any action on the part of SVAQ, Merger Sub, the Company or any holder of securities of any of the foregoing.

The Merger and Consideration

Following the Domestication, on the Closing Date (as defined below), Merger Sub shall merge with and into the Company at the Effective Time (as defined in the Business Combination Agreement), with the Company continuing as the Surviving Company.

By virtue of the Merger, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one (1) share of common stock, par value $0.0001 per share, of the Surviving Company.

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, at the Effective Time:

(i)	each share of common stock of the Company (the “Company Common Stock”) issued and outstanding (or deemed to be issued and outstanding under the terms of the Business Combination Agreement) immediately prior to the Effective Time, except for (a) shares held by the Company as treasury stock, if any (each an “Excluded Share”), and (b) shares held by stockholders who have properly exercised and not withdrawn appraisal rights under Delaware law, will be cancelled and converted into the right to receive a number of shares of Domesticated Purchaser Common Stock equal to the Exchange Ratio (as defined below);

(ii)	each Excluded Share shall be automatically cancelled and retired without any conversion thereof and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)	each stock appreciation right of the Company (the “SAR”) that is outstanding immediately prior to the Effective Time will be automatically substituted by Domesticated SVAQ for a stock appreciation right exercisable for a number of shares of Domesticated Purchaser Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock issuable upon the exercise of such Company stock appreciation rights multiplied by (y) the Exchange Ratio;

(iv)	each warrant to purchase shares of the Company Common Stock (the “Company Warrant”) that is outstanding immediately prior to the Effective Time will be automatically assumed by the Domesticated SVAQ such that, as of the Effective Time, each Company Warrant shall instead be converted into a warrant to purchase a number of shares of Domesticated Purchaser Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock issuable upon exercise of such Company Warrant and (y) the Exchange Ratio, at an exercise price per share (rounded down to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio.

As provided in the Business Combination Agreement, the Exchange Ratio equals the quotient obtained by dividing $2,930,000,000, by (a) $10.00 per share first, and (b) the number of Fully-Diluted Shares (as defined in the Business Combination Agreement).

The Redemption

SVAQ will provide an opportunity to the holders of its Class A Ordinary Shares to have their shares redeemed (the “Redemption”) on the terms and conditions set forth in the Business Combination Agreement and the amended and restated memorandum and articles of association of SVAQ (“Cayman Memorandum and Articles”). Subject to receipt of the approval of the Business Combination Agreement by the SVAQ shareholders, SVAQ will carry out the Redemption at the Effective Time in accordance with the Cayman Memorandum and Articles and the post-Closing certificate of incorporation of SVAQ (the “Domesticated Purchaser Charter”).

The Closing

The closing of the Merger (the “Closing”) will occur at a time and date to be specified in writing by the Parties, but in no event later than the second (2nd) business day, after the satisfaction or, if permissible, waiver of the conditions set forth in the Business Combination Agreement, or at such other date, time, or place as SVAQ and the Company may agree. The date of such Closing is referred to as the “Closing Date.”

Stock Exchange Listing

From and after the Closing, the Parties intend to list only the Domesticated Purchaser Common Stock and the Domesticated Purchaser Warrants on a national securities exchange, including the New York Stock Exchange, NYSE American or Nasdaq (the “Applicable Exchange”).

The Post-Closing Board of Directors and Executive Officers

The board of directors of Domesticated SVAQ following the Closing (the “Post-Closing Board”) will consist of seven (7) directors, all of which are designated by the Company prior to the Closing and are reasonably acceptable to SVAQ, a majority of whom shall qualify as an “independent director” under Applicable Exchange rules and one (1) such director serving as Chairman of the Post-Closing Board, and one (1) board advisor designated by SVAQ prior to the Closing and are reasonably acceptable to the Company.

Proxy Statement and Registration Statement

As promptly as practicable after the execution of the Business Combination Agreement and receipt by SVAQ of any audited or unaudited financial statements of the Company that are required by applicable law to be included in the Proxy Statement/Prospectus (as defined below), (x) SVAQ and the Company will jointly prepare and SVAQ will file with the SEC, mutually acceptable materials, including the proxy statement to be filed with the SEC as part of the registration statement and sent to SVAQ’s shareholders in connection with the shareholder meeting to approve the Business Combination Agreement (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) SVAQ will prepare (with the Company and its representatives’ reasonable cooperation) and, after receiving the prior written consent of the Company, file with the SEC a registration statement on Form S-4 (the “Registration Statement”), in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Prospectus”), to register the Domesticated Purchaser Common Stock issued to Company stockholders in connection with the Merger and the Domesticated Purchaser Common Stock and SVAQ Warrants to be held by the holders of shares of Domesticated Purchaser Common Stock and Domesticated Purchaser Warrants under the Securities Act of 1933, as amended (the “Securities Act”). The filing fees payable to the SEC in connection with the Proxy Statement/Prospectus will be borne 50% by the Company and 50% by SVAQ. SVAQ will convene and hold an extraordinary general meeting of SVAQ shareholders (the “SVAQ Shareholders’ Meeting”) as promptly as practicable after the date on which the Proxy Statement/Prospectus becomes effective (but in any event no later than the Outside Date (as defined below)) for the purpose of voting solely upon (a) the adoption and approval of the Business Combination Agreement and ancillary documents thereof in accordance with applicable law and exchange rules and regulations, and the Business Combination (including the Domestication and the Merger), (b) adoption of the Domesticated Purchaser Charter, (c) approval of the adoption by Domesticated SVAQ of the Equity Incentive Plan (as defined below), (d) appointment of the director nominees comprising the Post-Closing Board described above, (e) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (f) adoption and approval of any other proposals as reasonably agreed by SVAQ and the Company to be necessary or appropriate in connection with the Business Combination, and (g) the adjournment of SVAQ Shareholders Meeting to a later date or dates, if necessary or desirable in the reasonable determination of the chairman of the SVAQ Shareholders Meeting (such proposals in (a) through (g), together, the “Transaction Proposals”). The board of directors of SVAQ will recommend (the “SVAQ Board Recommendation”) to the shareholders of SVAQ that they approve the Transaction Proposals and will include such recommendation in the Proxy Statement.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties to the Business Combination Agreement with respect to, among other things, (a) organization and qualification; (b) capitalization; (c) authority and binding agreement; (d) financial statements and undisclosed liabilities; (e) consents and approvals; (f) permits and licenses; (g) material contracts; (h) absence of changes; (i) litigation and proceedings; (j) compliance with laws; (k) labor and employment matters; (l) benefits plans; (m) environmental matters; (n) intellectual properties; (o) insurance; (p) tax matters; (q) real properties; (r) transactions with affiliates; (s) data privacy and security.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Business Combination and efforts to satisfy the conditions to consummate the Business Combination.

Equity Plan

SVAQ and the Company will use commercially reasonable efforts to agree to a form of equity incentive plan that provides for grants of equity-based incentive awards to eligible service providers of the Company (the “Equity Incentive Plan”), which Equity Incentive Plan will be submitted for approval of the SVAQ shareholders at the SVAQ Shareholders’ Meeting. The Equity Incentive Plan will have an initial share reserve equal to approximately ten percent (10%) of Domesticated Purchaser Common Stock (on a fully diluted basis), immediately following the Effective Time. The Equity Incentive Plan will include an “evergreen” provision, pursuant to which, on the first day of each fiscal year, the number of shares reserved for issuance under the Equity Incentive Plan will automatically increase by one percent (1%) of the total number of shares of Domesticated Purchaser Common Stock outstanding (on a fully diluted basis) on such date.

Exclusivity Restrictions

Pursuant to the terms of the Business Combination Agreement, from the date of the Business Combination Agreement to the Closing or, if earlier, the termination of the Business Combination Agreement in accordance with its terms, each Party has agreed, among other things, not to, without the prior written consent of the Company and SVAQ, directly or indirectly, (i) solicit, initiate, induce, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish any non-public information regarding such Party or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a Party to the Business Combination Agreement or their respective representatives) in connection with or in response to an Acquisition Proposal; (iii) enter into any contract, arrangement or understanding regarding an Acquisition Proposal; (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal; or (v) otherwise cooperate with, assist, participate in, or knowingly facilitate or encourage any attempt or effort by any person to engage in the foregoing (i) through (iv).

SVAQ agreed that it will not approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any SVAQ Acquisition Proposal (as defined in the Business Combination Agreement), or otherwise change, withdraw, withhold, qualify or modify the SVAQ Board Recommendation.

Transaction Financing

From time to time following the execution and delivery of the Business Combination Agreement and prior to the Closing, SVAQ shall use its reasonable best efforts, with collaboration from the Company, to obtain transaction financing (the “Transaction Financing”) and facilitate equity or debt financing for the Company, on such terms mutually agreed by the Company and SVAQ.

Conditions to Closing

The consummation of the Business Combination is subject to the fulfillment of certain other conditions, as described in greater detail below.

Mutual Conditions to Closing

Under the Business Combination Agreement, the obligations of the Parties to consummate the Business Combination are subject to the satisfaction or written waiver (where permissible) of certain conditions, including: (i) no adverse law or order has been entered into that would make the Business Combination Agreement, or the Business Combination, illegal or otherwise prevent or prohibit consummation of the Business Combination; (ii) the Registration Statement has been declared effective by the SEC and remains effective as of the Closing; (iii) receipt of requisite approval of the shareholders of SVAQ and stockholders of the Company; (iv) receipt of the conditional approval for the listing of Domesticated Purchaser Common Stock on a national securities exchange upon the Closing; and (v) expiration of the waiting period (and any extensions thereof) under any Antitrust Laws (as defined in the Business Combination Agreement).

The Company’s Conditions to Closing

The obligations of the Company to consummate the Business Combination are further subject to the satisfaction or written waiver (where permissible) of additional conditions, including: (i) the truth and accuracy of the representations and warranties of SVAQ and Merger Sub, subject to applicable materiality standards contained in the Business Combination Agreement; (ii) material compliance by SVAQ and Merger Sub with their respective agreements and covenants under the Business Combination Agreement; (iii) no SVAQ Material Adverse Effect (as defined in the Business Combination Agreement) having occurred that is continuing; (iv) the Domestication having been completed prior to the Effective Time; and (v) the delivery by SVAQ of a certain registration rights and lock-up agreement, in a form to be agreed by the parties (the “Registration Rights and Lock-Up Agreement”), and a certain closing certificate to the Company.

SVAQ and Merger Sub’s Conditions to Closing

The obligations of SVAQ and Merger Sub to consummate the Merger are further subject to the satisfaction or written waiver (where available) of additional conditions, including: (i) the truth and accuracy of the representations and warranties of the Company, subject to applicable materiality standards contained in the Business Combination Agreement; (ii) material compliance by the Company with its agreements and covenants under the Business Combination Agreement; (iii) no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred that is continuing; and (iv) the delivery by Company of the Registration Rights and Lock-up Agreement and a certain closing certificate to SVAQ.

Termination

The Business Combination Agreement may be terminated by SVAQ or the Company under certain circumstances as follows:

(i)	by mutual written consent of SVAQ and the Company;

(ii)	by written notice by SVAQ or the Company if the transactions contemplated by the Business Combination Agreement have not been consummated by February 14, 2027 (the “Outside Date”), subject to certain exceptions;

(iii)	by written notice by either SVAQ or the Company if a governmental authority has issued an order prohibiting the transactions contemplated by the Business Combination Agreement, subject to certain exceptions;

(iv)	by written notice to SVAQ from the Company if there is any breach of any representation, warranty, covenant or agreement on the part of SVAQ or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty shall have become untrue or inaccurate, in any case, such that the conditions specified in the Business Combination Agreement with respect to the truth and accuracy of representations and warranties or material compliance of the performance of covenants would not be satisfied at the Closing, and such breach or inaccuracy is incapable of being cured or is not cured within the earlier of (a) thirty (30) days after written notice of such breach or inaccuracy is provided to SVAQ or (b) the Outside Date, subject to certain exceptions;

(v)	by written notice to the Company from SVAQ if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any representation or warranty shall have become untrue or inaccurate, in any case, such that the conditions specified in the Business Combination Agreement with respect to the truth and accuracy of representations and warranties or material compliance of the performance of covenants would not be satisfied at the Closing, and such breach or inaccuracy is incapable of being cured or is not cured within the earlier of (a) thirty (30) days after written notice of such breach or inaccuracy is provided to the Company or (b) the Outside Date, such that the conditions specified would not be satisfied at the Closing, subject to certain exceptions;

(vi)	by written notice by either the Company or SVAQ if the SVAQ Shareholders’ Meeting has been held (including any adjournment or postponement thereof), has concluded, SVAQ shareholders have duly voted, and the Required SVAQ Shareholder Approval (as defined in the Business Combination Agreement) was not obtained;

(vii)	by SVAQ if the Company does not deliver to SVAQ the Company Stockholder Written Consent (as defined in the Business Combination Agreement) within five (5) business days of the date on which the Registration Statement has become effective; and

(viii)	by SVAQ if the Company does not deliver the audited financial statements as of and for the year ended December 31, 2025, and any unaudited financial statements required to be included in the Registration Statement, by July 31, 2026.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Report, and incorporated herein by reference.

Sponsor Support Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, SVAQ, Company and Silicon Valley Acquisition Sponsor LLC, the sponsor of SVAQ’s initial public offering (the “Sponsor”), have executed the Sponsor Support Agreement, dated June 17, 2026 (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the Business Combination; (ii) waive any adjustment to the conversion ratio set forth in the governing documents of SVAQ or any other anti-dilution or similar protection with respect to the Class B ordinary shares of SVAQ, par value $0.0001 per share held by the Sponsor (the “Founder Shares”); (iii) be bound by certain other covenants and agreements related to the Business Combination; (iv) be bound by certain transfer restrictions with respect to its shares in SVAQ prior to the Closing; and (v) waive redemption rights with respect to the Sponsor Shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

In addition, immediately prior to the Closing, the Sponsor has agreed to transfer, directly or constructively up to 2,165,950 Founder Shares (such transferred Founder Shares, the “Transaction Financing Support Shares”), to potential investors, if needed, to support the Transaction Financing. However, in the case that any such Transaction Financing Support Shares are not so transferred to other parties, fifty percent (50%) of such non-transferred Transaction Financing Support Shares shall be retained by the Sponsor and the remaining fifty percent (50%) of such non-transferred Transaction Financing Support Shares shall be forfeited by the Sponsor and surrendered to the SPAC (such forfeited shares, the “Sponsor Forfeited Shares”), and the Sponsor shall not have any further rights with respect to such Sponsor Forfeited Shares.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.1 to this Report, and incorporated herein by reference.

Company Stockholder Support Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, SVAQ, Company and a certain stockholder of the Company, which has the right to the votes sufficient to approve the Business Combination at a special meeting (the “Special Meeting”) of the Company’s stockholders (the “Supporting Company Stockholder”), have executed the Company Stockholder Support Agreement, dated June 17, 2026 (the “Company Stockholder Support Agreement”), pursuant to which the Supporting Company Stockholder has agreed, among other things, (a) at any Special Meeting, and in any action by written consent of the Company stockholders (which written consent shall be delivered promptly after the Company requests such delivery, and in any event within five (5) Business Days following the date on which the Registration Statement has become effective), vote all shares of Company Common Stock held by such Supporting Company Stockholder at such time in favor of the Business Combination Agreement and the Business Combination, and against any action, agreement or transaction or proposal that would result in a breach of the Business Combination Agreement, (b) take such actions and execute and deliver such documents reasonably necessary to support the Business Combination, and (c) appoint each of SVAQ and Company or any individual designated by each of them (acting jointly) as such Supporting Company Stockholder’s proxy to attend on behalf of such Supporting Company Stockholder at any Special Meeting relating to the Business Combination.

The Company Stockholder Support Agreement restricts the Supporting Company Stockholder from, among other things, directly or indirectly, (a) selling, assigning, transferring (including by operation of law), creating any lien or pledge, disposing of, or otherwise encumbering any of the shares or otherwise, or agreeing to do any of the foregoing, except if pursuant to the Business Combination Agreement or to another stockholder bound by the terms of the Company Stockholder Support Agreement; (b) depositing any shares into a voting trust or entering into a voting agreement or arrangement or granting any proxy or power of attorney with respect thereto that is inconsistent with the Company Stockholder Support Agreement; and (c) entering into any contract, option or other arrangement or undertaking with respect to the direct acquisition or sale, assignment, transfer or other disposition of any shares, except as set forth in the Business Combination Agreement or the Company Stockholder Support Agreement.

The Supporting Company Stockholder also agreed to waive any appraisal rights under Delaware law.

The foregoing description of the Company Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Company Stockholder Support Agreement, a copy of which is filed as Exhibit 10.2 to this Report, and incorporated herein by reference.

Additional Information and Where to Find It

The proposed Business Combination by and between EigenQ and SVAQ will be submitted to the shareholders of SVAQ for their consideration. A Registration Statement is expected to be filed with the SEC, which will include preliminary and definitive proxy statements to be distributed to SVAQ’s shareholders in connection with SVAQ’s solicitation for proxies for the vote by SVAQ’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

SVAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ and the proposed Business Combination. This Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the SEC regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 228 Hamilton Avenue, 3rd Floor, Palo Alto, CA 94301.

Participants in the Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed Business Combination will be set forth in SVAQ’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s 2025 Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Report does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This Report also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Report is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report and exhibits attached herein contain certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Business Combination and the parties thereto. All statements contained in this Report other than statements of historical fact, including, without limitation, statements regarding the proposed Business Combination between SVAQ and EigenQ; the anticipated benefits and timing of the proposed Business Combination; expected trading of the combined company’s securities on Nasdaq; the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Report, and on the current expectations of EigenQ’s and SVAQ’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, the combined company or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of EigenQ or SVAQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ’s ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (9) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, the post-combination company, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (10) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (11) EigenQ’s ability to maintain and recognize benefits from its existing strategic relationships; (12) costs related to the proposed Business Combination; (13) changes in applicable laws or regulations; (14) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (15) EigenQ’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (16) any downturn or volatility in economic conditions; (17) changes in the competitive environment affecting EigenQ or its customers, including EigenQ’s inability to introduce new products or technologies; (18) the impact of pricing pressure and erosion; (19) supply chain risks; (20) risks to EigenQ’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ; (21) the possibility that EigenQ or SVAQ may be adversely affected by other economic, business and/or competitive factors; (22) EigenQ’s estimates of its financial performance; (23) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; and those factors discussed in SVAQ’s Annual Report on Form 10-K for the period ended December 31, 2025, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, in each case, under the heading “Risk Factors,” and subsequent Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ’s and SVAQ’s expectations, plans or forecasts of future events and views as of the date of this Report. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ’s and SVAQ’s assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ’s and SVAQ’s assessments as of any date after the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement, dated June 17, 2026, by and among Registrant, SVAQ Merger Sub Inc. and EigenQ Inc.*
10.1	Sponsor Support Agreement, dated June 17, 2026, by and among Registrant, EigenQ Inc., and Silicon Valley Acquisition Sponsor LLC.
10.2	Company Stockholder Support Agreement, dated June 17, 2026, by and among Registrant, EigenQ Inc., and certain stockholder of EigenQ Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2026	SILICON VALLEY ACQUISITION CORP.

	By:	/s/ Dan Nash
	Name:	Dan Nash
	Title:	Chief Executive Officer